December 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Acasti Pharma Inc.

Registration Statement on Form F-1

File No. 333-220755

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acasti Pharma Inc., a Québec corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that the same will become effective at 4:30 p.m. on December 19, 2017 or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement to Company counsel, Osler, Hoskin & Harcourt LLP, Attention: Jason Comerford, by email to JComerford@osler.com.

ACASTI PHARMA INC.

By:	/s/ Janelle D’Alvise
Name:	Janelle D’Alvise
Title:	Chief Executive Officer